Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

January 20, 2022

Filed via EDGAR

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	ActiveShares ETF Trust (the “Trust”)
(File Nos. 333-234497; 811-23487)

Dear Ms. Marquigny:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 2/4 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) related to the ClearBridge Focus Value ESG ETF series of the Trust (the “Fund”), which was filed with the Commission on November 23, 2021 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). The Staff’s comments are summarized below, followed by the Trust’s responses thereto. Terms not defined herein have the meaning set forth for that term in the Amendment.

1.    Comment: Please advise supplementally what percentage of the Fund’s pre-existing portfolio failed to meet the ESG criteria that have been added to the Fund’s principal investment strategies. Please consider whether the Fund needs to inform shareholders about the potential for high portfolio turnover or significant changes in sector or geographic allocations in connection with the investment strategy changes.

Response: The changes to the Fund’s principal investment strategies regarding ESG criteria did not result in portfolio turnover for the Fund as the Fund’s pre-existing portfolio met the ESG criteria. Therefore, no additional notifications to shareholders in connection with these changes are needed.

2.    Comment: Please provide a completed fee table and expense example.

Response: Please see below:

Shareholder fees

(fees paid directly from your investment)

None

Annual fund operating expenses (%)

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.49
Distribution and/or service (12b-1) fees	0.00
Other expenses	None
Total annual fund operating expenses	0.49

Example:

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•

Your investment has a 5% return each year and the fund’s operating expenses remain the same (except that any applicable fee waiver or expense reimbursement is reflected only through its expiration date)

You may also incur usual and customary brokerage commissions and other charges when buying or selling shares of the fund, which are not reflected in the example.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of years you own your shares ($)

	1 year	3 years	5 years	10 years
ClearBridge Focus Value ESG ETF	50	157	274	615

3.    Comment: Please revise the principal investment strategies section to describe the subadviser’s ESG criteria in plain English.

(a) The disclosure states that “[t]he ESG analysis is conducted by the fundamental analyst platform on a sector-specific basis, and a proprietary ESG rating is assigned to each company.” It is not clear what “fundamental analyst platform on a sector-specific basis” means and what the proprietary ESG ratings are.

(b) The disclosure states that “[t]he ESG evaluation is integrated into a thorough assessment of investment worthiness based on financial criteria as well as ESG considerations including innovative workplace policies, employee benefits and programs; environmental management system strength, eco-efficiency, and life-cycle analysis; community involvement, strategic philanthropy, and reputation management; and strong corporate governance and independence of the board.” What are innovative workplace policies, employee benefits and programs? What does eco-efficiency mean? How is environmental management system strength measured?

(c) Explain how ESG screens are applied. Are certain ESG criteria used to include or exclude securities? Are the E, S and G components weighted the same, and can a company be included even if it scores low on one of those components?

(d) Describe the subadviser’s ongoing ESG review process to ensure existing holdings continue to meet appropriate ESG criteria.

(e) Describe how the subadviser’s ESG screens will achieve the Fund’s investment objective.

Response: A marked version of the Fund’s principal investment strategies is included as Appendix A. The subadviser employs an ESG analysis and assigns a proprietary ESG rating to determine whether a security meets the subadviser’s ESG criteria. In addition, certain types of companies are excluded from the investment universe. Companies in the tobacco and coal industries are excluded, and companies earning a significant portion of their revenue (in general, approximately 10-15% or more) from controversial arms (e.g., nuclear, chemical and biological weapons; cluster munitions and anti-personnel landmines) or gambling are also excluded. With respect to individual ESG considerations, such considerations are dependent on the company and/or sector. Certain ESG considerations are not relevant to all companies and/or sectors, and thus the weighting of the E, S and G components is dependent on the company and/or sector. The sector analyst determines which ESG issues are important for their particular sector. As an example, supply chain monitoring standards would be relevant to the consumer sector, but less relevant to other sectors. The list of ESG considerations included in the prospectus is intended to be illustrative of the different types of ESG considerations that may be considered, but each item would not necessarily be relevant for each particular company or sector. To the extent that there is a material/substantial issue with any one of the E, S or G components with respect to a company, such company will be assigned a “B” rating and not be included. Further, the subadivser believes that the inclusion of ESG considerations in the security selection process can be a source of both alpha and a risk control and, therefore, better enable the Fund to achieve its investment objective.

4.    Comment: The principal investment strategies section states that the “subadviser will exercise judgment to determine ESG best practices based on its over thirty-year history managing ESG investment strategies through an established proprietary process.” Please confirm the accuracy of this statement and provide the basis for the statement that the subadviser has an over thirty year history managing ESG investment strategies through an established proprietary process.

Response: The Trust confirms the accuracy of this statement. One of the subadviser’s hallmarks is its ESG investment program, which integrates ESG principles, active company engagement and shareholder advocacy across the majority of its investment platform. The subadviser has a long history of managing ESG mandates. The subadviser’s predecessor firm opened its first ESG account in 1975 and, in 1987, established a structured social investment program. Since that time, the subadviser’s ESG investment approach has remained consistent in its basic tenets of integrating material, sector specific ESG factors into the research and stock-selection process but has continually evolved and grown.

5.    Comment: The principal investment strategies section states that “[i]t is also the subadviser’s intention to engage and encourage management to improve in certain ESG areas identified by the subadviser through the sector analysts’ lead engagement.” Please clarify how the subadviser will engage and encourage management to improve in ESG areas. If the portfolio managers rely solely on proxy voting for this purpose, please so state. If not, please summarize in the Item 4 section the other forms of engagement the subadviser will undertake.

Response: A marked version of the Fund’s principal investment strategies that describes the forms of engagement the subadviser undertakes is included as Appendix A.

6.    Comment: The Item 9 principal investment strategies section states that the Fund may “invest in companies that the subadviser believes are making substantial progress toward becoming a leader in ESG polices.” Please explain how the subadviser determines that a company is a leader in ESG policies and clarify what constitutes making substantial progress towards becoming one. Is the evaluation based on data provided by third party ESG data providers? If so, specifically identify those data providers and explain how their data is incorporated into the subadviser’s analysis.

Response: A marked version of the Fund’s principal investment strategies is included as Appendix A. The primary source of ESG information is derived from the subadviser’s research analysts and portfolio managers. The subadviser also uses a variety of third-party research services on specific issues, such as environmental management systems, corporate governance ratings, sweatshop/union/labor practices, workplace and retention practices and EPA data, among others. The subadviser does not rely on any one third-party source to conduct its ESG research and analysis, and views third-party research providers as supplementary to the subadviser’s own proprietary research and analysis. The Trust will add disclosure about the use of such third-party research providers to supplement the sub-adviser’s own proprietary research and analysis but respectfully declines to identify specific data providers in the registration statement based on the subadviser’s use of such information.

7.    Comment: The Item 9 principal investment strategies section states that “[t]he ESG evaluation is integrated into a thorough assessment of investment worthiness based on financial criteria as well as ESG considerations including …” What is the interplay between financial criteria and ESG considerations when making investment decisions?

Response: A marked version of the Fund’s principal investment strategies is included as Appendix A. The subadviser actively integrates criteria inclusive of ESG issues into the portfolio construction of the Fund. The subadviser utilizes an integrated approach that does not segment the investment process into distinct financial and ESG components, rather financial criteria and ESG factors are considered throughout the investment process. Specifically, the subadviser’s proprietary ESG evaluation process is integrated with fundamental research into stock selection as part of a bottom-up approach to investing. Research analysts integrate ESG factors during analysis at the company-level, and work directly with the portfolio management team to integrate the ESG factors into the strategy. The subadviser employs an ESG analysis and assigns a proprietary ESG rating to each company under consideration for investment. Companies with an ESG rating of “B” are considered univestable. Thus, companies that are selected for inclusion in the Fund’s portfolio meet both the financial and ESG criteria that are part of the subadviser’s security selection process, with companies being weighted according to the portfolio management team’s highest-conviction ideas with adjustments to position sizes in order to manage portfolio risk.

8.    Comment: The seventh paragraph under the Item 9 principal investment strategies section begins with the following: “The portfolio managers construct a portfolio of companies along the spectrum of growth rates and valuations, assigning weights accordingly to the team’s highest-conviction ideas, and adjusting position sizes to manage portfolio risk.” Please revise this paragraph to explain the key ESG concepts and strategies in plain English. Consider using examples to explain the guiding principles upon which the rating scores and investment decisions are based.

Response: A marked version of the Fund’s principal investment strategies is included as Appendix A.

9.    Comment: The Item 9 principal investment strategies section states that the “portfolio managers are guided by the ClearBridge Proxy Voting Policies and Procedures, which include proxy guidelines for traditional governance, environmental and social proposals.” Please clarify if the portfolio managers have discretion to vote outside the prescribed terms of those Proxy Voting Policies and Procedures.

Response:    A marked version of the Fund’s principal investment strategies is included as Appendix A. The Trust further notes that a complete copy of the Clearbridge Proxy Voting Policies and Procedures (the “Proxy Voting Procedures”) is included as Appendix A to the statement of additional information. As stated in the prospectus, “Proxy voting is a vital part of the management role. The portfolio managers are guided by the ClearBridge Proxy Voting Policies and Procedures, which include proxy guidelines for traditional governance, environmental and social proposals. In addition, the portfolio managers generally support shareholder proposals that promote good governance, greater corporate transparency, accountability and ethical practices.”

As a general matter, as stated in the Proxy Voting Procedures, the subadviser is guided by general fiduciary principles in voting proxies. The subadviser’s goal is to act prudently, solely in the best interest of the shareholders of the Fund. The subadviser attempts to provide for the consideration of all factors that could affect the value of the investment and votes proxies in the manner that the subadviser believes will be consistent with efforts to maximize shareholder values. When considering environmental and social proposals, the subadviser has an obligation to vote proxies in the best interest of its clients, considering both shareholder value as well as societal impact. The subadviser has discretion to vote contrary to the stated positions/guidelines in the Proxy Voting Procedures if the subadviser determines that doing so is in the best interests of the Fund’s shareholders consistent with its fiduciary duties. For example, the subadviser supports shareholder proposals that it believes are reasonable and not unduly constraining on management and the intended outcome is consistent with long-term value creation, but does not support proposals that it believes would result in over-reaching into the basic business decisions of the issuer or the intended outcome is inconsistent with long-term value creation.

10.    Comment: The Item 9 principal investment strategies section states that the “portfolio managers generally support shareholder proposals that promote good governance, greater corporate transparency, accountability and ethical practices.” Please remove the word “generally” from this sentence or explain the circumstances when the portfolio managers can vote against such shareholder proposals.

Response: See the response to Comment # 9 above. The Trust respectfully declines to remove the word “generally.”

11.    Comment: In the Item 9 section, under the heading titled “Selection process,” please explain each of the bullet point ESG factors in greater detail. For example, if a particular ESG factor is based on data provided by a third party ESG data provider, please consider specifying that.

Response: A marked version of the Fund’s principal investment strategies is included as Appendix A. As noted above, the subadviser does not rely on any one third-party source to conduct its ESG research and analysis, and views third-party research providers as supplementary to the subadviser’s own proprietary research and analysis.

12.    Comment: In the Item 9 “More on risks of investing in the fund” section, under “ESG investment strategy risk,” to the extent that the subadviser relies on third-party ESG data providers, please include a more comprehensive discussion of the risks of such reliance.

Response: The following disclosure will be added under “ESG investment strategy risk”:

In evaluating a security or issuer based on ESG criteria, the subadviser may use information and data from third-party providers of ESG research, which may be incomplete, inaccurate or unavailable. There is no uniform set of ESG standards, and different third party providers may provide different or inconsistent information and data. There may be limitations with respect to availability of ESG data in certain sectors, as well as limited availability of investments with positive ESG assessments in certain sectors. As a result, there is a risk that the subadviser may incorrectly assess a security or issuer. The subadviser’s evaluation of ESG criteria is subjective and may change over time.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ J. Stephen Feinour, Jr.

cc: Tara Gormel

Appendix A

Item 4	Principal investment strategies

The fund seeks long-term capital appreciation. By employing fundamental research, in an effort to identify securities with attractive risk-adjusted returns (where the potential returns on the investment are favorable relative to the potential risks of the investment), the fund’s portfolio management team constructs the portfolio on a bottom-up basis. Under normal circumstances, the fund invests at least 80% of its net assets, plus borrowings for investment purposes, if any, in equity securities, or other exchange-traded investments with similar economic characteristics in which it is permitted to invest, of companies with large market capitalizations and which meet its financial and environmental, social and governance (“ESG”) criteria. Large capitalization companies are those companies with market capitalizations similar to companies in the Russell 1000 Index (the “Index”). The size of the companies in the Index changes with market conditions and the composition of the Index. Securities of companies whose market capitalizations no longer meet this definition after purchase by the fund still will be considered securities of large capitalization companies for purposes of the fund’s 80% investment policy. The fund may also invest up to 20% of its net assets in equity securities, or other exchange-traded investments with similar economic characteristics in which it is permitted to invest, of companies with lower market capitalizations. While most of the fund’s investments will be in U.S. companies, the fund may also invest in American Depository Receipts (“ADRs”) and U.S.-listed shares of foreign companies. The fund only invests in instruments that trade on a U.S. exchange contemporaneously with the fund’s shares and, for temporary or defensive purposes, in cash and cash equivalents, such as short-term U.S. Treasury securities, government money market funds, and repurchase agreements. Under normal circumstances, the fund invests in a diversified portfolio typically consisting of the securities of 30 to 40 issuers.

Determination of whether a company meets the fund’s ESG standards is based on the subadviser’s proprietary research approach. The subadviser will exercise judgment to determine ESG best practices based on its over thirty-year history managing ESG investment strategies through an established proprietary process. The subadviser utilizes a fundamental, bottom-up research approach that emphasizes company analysis, management and stock selection. The subadviser’s propriety research and analysis generally incorporates information and data obtained from a variety of third-party research providers as supplementary to the subadviser’s own proprietary research and analysis. The subadviser has the right to change the third-party service providers that support this process at any time.

In addition, certain types of companies are excluded from the investment universe. Companies in the tobacco and coal industries are excluded, and companies earning a significant portion of their revenue (in general, approximately 10-15% or more) from controversial arms (e.g., nuclear, chemical and biological weapons; cluster munitions and anti-personnel landmines) or gambling are also excluded. The subadviser may modify this list of prohibited investments, including revenue thresholds or any particular exclusion, at any time, without shareholder approval or notice.

The ESG evaluation is integrated into a thorough assessment of investment worthiness based on financial criteria as well as ESG considerations including innovative workplace policies, employee benefits and programs; environmental management system strength, eco-efficiency, and life-cycle analysis; community involvement, strategic philanthropy, and reputation management; and strong corporate governance and independence of the board. The ESG analysis is conducted by the ~~fundamental analyst platform~~subadviser’ s sector analysts on a sector-specific basis, and a proprietary ESG rating is assigned to each company. The weightings of the E, S and G factors are determined by the subadviser for each respective sector and sub-sectors.

All companies are assigned a proprietary ClearBridge ESG rating (A, AA, AAA). Companies that score a rating of “B” are considered uninvestable. The subadviser’s proprietary ESG ratings assesses whether a company focuses on ESG factors, integrates ESG factors into its business model, and measures such efforts. Companies that the subadviser believes have not focused on ESG factors or have a poor ESG record are assigned a rating of “B. ” The subadviser uses a variety of ESG factors, which may change from time to time, as part of its rating process. These factors are further described below under “More on the fund’s investments – Selection process.” Further, to the extent that there is a material/substantial issue with any one of the E, S or G components with respect to a company, such company will be assigned a “B” rating. The subadviser’s ESG ratings are formally reviewed at least annually. In addition, the subadviser’s research analysts monitor the companies included in the Fund’s portfolio on an ongoing basis to assess the continued appropriateness of such ratings.

The subadviser seeks to invest over the long-term in large-capitalization companies that ~~are considered~~the subadviser considers to be of high quality with ~~sustainable~~ competitive advantages that can be maintained as evidenced by high returns on capital, strong balance sheets, and capable management teams that allocate capital in an efficient manner. The subadviser seeks to invest in leadership companies where the portfolio managers believe the market price underestimates the magnitude of future growth. Leadership may be assessed both quantitatively and qualitatively. The subadviser seeks to select securities of companies that are category leaders with characteristics to sustain that position and grow market share consistently. The subadviser performs rigorous analysis to understand company fundamentals, key competitive dynamics, and industry structure with the belief that the best business models win over time. The subadviser seeks to identify social or economic trends that will have an impact on the economy as a whole to support multi-year investment opportunities, allowing for compounding of earnings and cash flow. The subadviser seeks companies with self-funding business models with significant recurring revenue and businesses with the ability to generate superior free cash flow over time. In addition, the subadviser takes a disciplined approach to valuation and stress tests the sustainability of profitability and growth. The subadviser will also consider emerging companies with promising future prospects that may not yet have demonstrated substantial profitability.

The subadviser will utilize fundamental analysis to identify investment candidates with these attributes, and evaluate industry dynamics, the strength of the business model and management skill. Valuation will be carefully examined using a variety of techniques that depend on the type of company being researched. Methods typically used are discounted cash flow analysis, market implied growth and returns relative to the subadviser’s expectations, multiple comparisons and scenario analysis. The subadviser will sell a security if the issuer no longer meets its financial or ESG criteria.

It is also the subadviser’s intention to engage and encourage management to improve in certain ESG areas identified by the subadviser through the sector analysts’ lead engagement. The subadviser engages and encourages management to improve in certain ESG areas in a variety of ways, including through ESG engagement meetings with management personnel of companies to discuss different topics relevant to the company’s business operations, such as labor standards, workforce diversity, supply chain, environmental targets, carbon intensity, reputation, and executive compensation; applying proprietary methodologies to assess the outcome and progress of these meetings to inform the subadviser’s ESG rating of the companies; and through proxy voting.

The fund operates in reliance on an exemptive order from the SEC (the “Order”), which limits the types of investments the fund may hold to those listed in the fund’s application for the Order. Under the terms of the Order, the fund is permitted to invest only in exchange-traded funds, exchange-traded notes, exchange listed common stocks, exchange-traded preferred stocks, exchange-traded ADRs, exchange-traded real estate investment trusts, exchange-traded commodity pools, exchange-traded metal trusts, exchange-traded currency trusts and exchange-traded futures that trade on a U.S. exchange contemporaneously with the fund’s shares, as well as cash and cash equivalents (which are short-term U.S. Treasury securities, government money market funds, and repurchase agreements). The fund’s investment strategies and practices, including those listed above, are subject to these limitations.

Item 9	More on the fund’s investment strategies, investments and risks – Principal investment strategies

Under normal circumstances, the fund seeks to meet its investment objective by investing at least 80% of its net assets, plus borrowings for investment purposes, if any, in equity securities or other exchange-traded investments with similar economic characteristics in which it is permitted to invest, of companies with large market capitalizations and which meet its financial and environmental, social and governance (“ESG”) criteria. The fund may also invest in companies that the subadviser believes are making substantial progress toward becoming a leader in ESG policies. In assessing whether a company is making substantial progress toward becoming a leader in ESG, the subadviser considers the degree to which companies acknowledge and respond to the ESG factors that emerge within their operating arena. The subadviser evaluates a company’s capacity to manage the ESG drivers of business performance by analyzing corporate policies, management systems and practices, and a company’s track record in these areas. The subadviser primarily relies on the company’s public reports and filings in assessing such progress but is also informed by its engagement with management.

In addition, certain types of companies are excluded from the investment universe. Companies in the tobacco and coal industries are excluded, and companies earning a significant portion of their revenue (in general, approximately 10-15% or more) from controversial arms (e.g., nuclear, chemical and biological weapons; cluster munitions and anti-personnel landmines) or gambling are also excluded. The subadviser may modify this list of prohibited investments, including revenue thresholds or any particular exclusion, at any time, without shareholder approval or notice.

Determination of a company’s ESG standards is based on the subadviser’s proprietary research approach. The subadviser will exercise judgment to determine ESG best practices based on its over thirty-year history of managing ESG investment strategies through an established proprietary process. The ~~subadviser utilizes~~subadviser’ s proprietary ESG evaluation process is integrated with a fundamental, bottom-up research approach that emphasizes company analysis, management and stock selection. Research analysts integrate ESG factors during analysis at the company-level, and work directly with the portfolio management team to integrate the ESG factors into the strategy. Thus, companies that are selected for inclusion in the Fund’s portfolio meet both the financial and ESG criteria that are part of the subadviser’s security selection process, with companies being weighted according to the portfolio management team’s highest-conviction ideas with adjustments to position sizes in order to manage portfolio risk.

The subadviser’s propriety research and analysis generally incorporates information and data obtained from a variety of third-party research providers as supplementary to the subadviser’s own proprietary research and analysis. The subadviser has the right to change the third-party service providers that support this process at any time.

The ESG evaluation is integrated into a thorough assessment of investment worthiness based on financial criteria as well as ESG considerations including innovative workplace policies, employee benefits and programs; environmental management system strength, eco-efficiency (the concept of creating more goods and services while using fewer resources and creating less waste and pollution) and life-cycle analysis; community involvement, strategic philanthropy and reputation management; and strong corporate governance and independence of the board. The ~~ESG analysis is conducted by the fundamental analyst platform on a sector-specific basis, and a proprietary ESG rating is assigned to each company.~~ subadviser utilizes an integrated approach that does not segment the investment process into distinct financial and ESG components, rather financial criteria and ESG factors are considered throughout the investment process.

The ESG analysis is conducted by the subadviser’s sector analysts on a sector-specific basis, and a proprietary ESG rating is assigned to each company. Each sector of the economy (e.g., technology, energy, retail) is likely to face a different range of issues, given the different business environments in which the sectors operate. Recognizing this, the subadviser’s sector analysts and portfolio managers selectively emphasize those particular issues that the subadviser believes are most relevant to a company’s performance. While ESG characteristics and weightings are determined by company and sector, they also share common traits such as transparency, management involvement, innovation, long-term view, and willingness to engage investors on sustainability matters.

The subadviser seeks to invest over the long term in large-capitalization companies that ~~are considered~~the subadviser considers to be of high quality with ~~sustainable~~ competitive advantages that can be maintained as evidenced by high returns on capital, strong balance sheets, and capable management teams that allocate capital in an efficient manner. The subadviser seeks to invest in leadership companies where the portfolio managers believe the market price underestimates the magnitude of future growth. Leadership may be assessed both quantitatively and qualitatively. The subadviser seeks to select securities of companies that are category leaders with characteristics to sustain that position and grow market share consistently. The subadviser performs rigorous analysis to understand company fundamentals, key competitive dynamics and industry structure with the belief that the best business models win over time. The subadviser seeks to identify social or economic trends that will have an impact on the economy as a whole to support multi-year investment opportunities, allowing for compounding of earnings and cash flow. The subadviser seeks companies with self-funding business models with significant recurring revenue and businesses with the ability to generate superior free cash flow over time. In addition, the subadviser takes a disciplined approach to valuation and stress tests the sustainability of profitability and growth. The subadviser will also consider emerging companies with promising future prospects that may not yet have demonstrated substantial profitability.

The subadviser will utilize fundamental analysis to identify investment candidates with these attributes, and evaluate industry dynamics, the strength of the business model and management skill. Valuation will be carefully examined using a variety of techniques that depend on the type of company being researched. Methods typically used are discounted cash flow analysis, market implied growth and returns relative to the subadviser’s expectations, multiple comparisons and scenario analysis.

It is also the subadviser’s intention to engage and encourage management to improve in certain ESG areas identified by the subadviser through the sector analysts’ lead engagements. The subadviser engages and encourages management to improve in certain ESG areas in a variety of ways, including through ESG engagement meetings with management personnel of companies to discuss different topics relevant to the company’s business operations, such as labor standards, workforce diversity, supply chain, environmental targets, carbon intensity, reputation, and executive compensation; applying proprietary methodologies to assess the outcome and progress of these meetings to inform the subadviser’s ESG rating of the companies; and through proxy voting.

~~ESG characteristics and weightings are determined by sector, but also share common traits such as transparency, management involvement, innovation, long-term view, and willingness to engage investors on sustainability matters. The subadviser may also identify potential investments in companies that have attractive qualities based on proprietary research. The portfolio managers will exercise their judgment in applying the ESG ratings system.~~

The portfolio managers construct a portfolio of companies along the spectrum of ~~growth rates and~~ valuations, assigning weights accordingly to the team’s highest-conviction ideas, and adjusting position sizes to manage portfolio risk. Through its investment process the subadviser seeks to provide balanced and diversified exposure while maintaining high active share (i.e., the extent to which the Fund’s holdings diverge from the Fund’s benchmark index). Under normal circumstances, the fund invests in a diversified portfolio typically consisting of the securities of 30 to 40 issuers.

The portfolio managers will exercise their judgment in applying the ESG ratings system. All companies are assigned a proprietary ClearBridge ESG rating (A, AA, AAA). Companies that score a rating of “B” are considered uninvestable. ~~A unique aspect of the investment process is the distribution of stocks across the entire growth spectrum (cyclical, stable, and select), in an effort to provide balanced and diversified exposure while maintaining high active share.~~The subadviser’s proprietary ESG ratings assesses whether a company focuses on ESG factors, integrates ESG factors into its business model, and measures such efforts. Companies that the subadviser believes have not focused on ESG factors or have a poor ESG record are assigned a rating of “B.” Further, to the extent that there is a material/substantial issue with any one of the E, S or G components with respect to a company, such company will be assigned a “B” rating. The subadviser’s ESG ratings are formally reviewed at least annually. In addition, the subadviser’s research analysts monitor the companies included in the Fund’s portfolio on an ongoing basis to assess the continued appropriateness of such ratings. The subadviser uses a variety of ESG factors, which may change from time to time, as part of its rating process. These factors are further described below under “More on the fund’s investments – Selection process.”

Proxy voting is a vital part of the management role. The portfolio managers are guided by the ClearBridge Proxy Voting Policies and Procedures, which include proxy guidelines for traditional governance, environmental and social proposals. In addition, the portfolio managers generally support shareholder proposals that promote good governance, greater corporate transparency, accountability and ethical practices.

The subadviser will sell a security if the issuer no longer meets its financial or ESG criteria. In addition, the subadviser will seek to replace securities when the company’s risk/reward profile is no longer favorable due to price appreciation or if the company’s investment fundamentals have deteriorated meaningfully relative to original expectations. Securities may also be sold to permit investment in an issuer considered by the subadviser to be a more attractive alternative.

Important information

…

The portfolio managers utilize the subadviser’s fundamental research analysts who, using their industry expertise, determine the material ESG (environmental, social and governance) factors facing both individual companies and industry sectors and engage with company management regarding the extent to which they promote best practices of such factors. ESG factors may include, but are not necessarily limited to, environmentally-friendly product initiatives, labor audits of overseas supply chains and strong corporate governance. The choice of ESG factors for any particular company reflects the specific industry.

More on the fund’s investments – Selection process

The portfolio managers emphasize individual security selection while spreading the fund’s investments among industries and sectors. The portfolio managers use ~~both quantitative and~~ fundamental methods to identify stocks, primarily of larger capitalization companies, that the portfolio managers believe have a high probability of outperforming other stocks in the same industry or sector.

The portfolio managers use quantitative parameters to select a universe of larger capitalized companies that fit the fund’s general investment criteria. In selecting individual securities from within this range, the portfolio managers look for “value” attributes, such as:

•	Low stock price relative to earnings, book value and cash flow

•	High return on invested capital

~~The portfolio managers also use quantitative methods to identify catalysts and trends that might influence the fund’s industry or sector focus, or the portfolio managers’ individual security selection.~~

The portfolio managers also consider various ESG factors, including but not limited to:

•	Supply chain monitoring and standards (ethical sourcing, high degree of transparency on a company’s global workforce)

~~•~~	~~Environmental management systems~~

~~•~~	~~Greenhouse gas emissions targets and achievements~~

•	~~Waste~~ Environmental considerations (greenhouse gas emissions targets and achievements, waste minimization and natural resource scarcity policies, environmental management systems)

•	The regulatory framework to which the company is subject

•	Workplace safety standards

~~•~~	~~Labor relations~~

~~•~~	~~Community impact~~

•	~~Employee~~Labor relations (labor management, employee sentiment, diversity, employee training and retention programs, workplace safety standards)

•	Community impact (does the company serve and have a positive impact on the communities in which they operate through actions such as volunteerism and strategic giving)

•	Green products and services (does the company utilize recyclable materials in production, does the company provide and/or utilize products or services intended to reduce environmental impact)

•	Continuous improvements in energy efficiency in products and operations

•	Executive compensation, independence and diversity of the board

•	Capital allocation policy (does company allocate capital in ways that are consistent with ESG best practices and the best interests of shareholders)